Press Release

Exhibit 99.3

For Immediate Release

November 10th 2015

Markit reports third quarter 2015 financial results

London and New York – Markit Ltd. (Nasdaq: MRKT), a leading global provider of financial information services, today announced financial results under International Financial Reporting Standards (IFRS) for the third quarter ended September 30th 2015.

Financial highlights

–	Revenue increased 5.6% on a constant currency basis

–	Organic revenue growth was 2.3%, driven by 5.1% growth in Information and 13.1% growth in Solutions, offset by a 13.6% decrease in Processing

–	Acquired revenue growth was 3.3%

–	Adjusted EBITDA margin was 44.9% while adjusted diluted earnings per share was $0.37

Recent developments

–	Launched Know Your Third Party (KY3P™), a centralised, cloud based data hub that helps customers simplify and standardise third party risk management processes

–	Closed the acquisition of DealHub, a leading provider of trade processing and trading services to the foreign exchange market

–	Closed the acquisition of CoreOne Technologies, a leading provider of index management, data management, regulatory reporting and prime brokerage services to financial institutions

–	Completed an issuance of senior unsecured notes to institutional investors in the aggregate principal amount of $500 million

–	Agreed to settle US antitrust class action lawsuit related to credit default swaps

“We continued to perform well in the third quarter. I am particularly pleased with the strong organic growth in our Information and Solutions divisions and that despite a tougher quarter for Processing, our focus on cost control allowed us to deliver continued strong margins.” said Lance Uggla, chairman and chief executive officer of Markit.

“Our recent acquisitions expand the breadth and depth of our product offering and further strengthen our management team. We are making excellent progress in executing our growth strategy.”

Table 1: Selected Financial Information

	For the three months ended September 30			For the nine months ended September 30
($ millions except percentages and per share amounts)	2015	2014	YoY	2015	2014	YoY
Revenue	277.3	269.7	2.8%	821.9	793.7	3.6%
Operating expenses	(149.7)	(142.6)	5.0%	(445.0)	(429.9)	3.5%
Adjusted EBITDA (1)	123.5	126.8	(2.6)%	365.1	363.5	0.4%
Adjusted EBITDA margin (2)	44.9%	47.3%	N/A	44.7%	45.9%	N/A
Adjusted Earnings (1)	68.2	68.7	(0.7)%	205.1	209.9	(2.3)%
Adjusted earnings per share, diluted (3)	0.37	0.37	-	1.08	1.14	(5.3)%
Weighted average number of shares used to compute earnings per share, diluted	185.4	187.9	(1.3)%	190.4	183.6	3.7%

Markit Ltd.

Press release

(1)	See “Reconciliation to Non-IFRS financial measures” for definitions of Adjusted EBITDA and Adjusted Earnings, which are Non-IFRS financial measures, and for reconciliations to their most directly comparable IFRS financial measures.

(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

(3)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares used to compute earnings per share, diluted. See the Consolidated Income Statement (unaudited) for the weighted average number of shares used to compute earnings per share, diluted for each period.

Revenue

Revenue increased by $7.6 million, or 2.8%, to $277.3 million for the three months ended September 30, 2015, from $269.7 million for the three months ended September 30, 2014. On a constant currency basis, our revenue growth was 5.6%.

Organic revenue growth was $6.2 million, or 2.3%. This was driven by new business wins and increased customer assets under management across our Solutions and Information segments, offset by a decrease in revenue in our Processing segment mainly as a result of previously announced price reductions in our derivatives processing product and lower primary loan issuance volumes in our loans processing product.

Acquisitions contributed $8.8 million to revenue growth, or 3.3%, associated with the acquisitions in our Solutions segment of thinkFolio, Tax Solutions and Information Mosaic which were acquired in January 2014, July 2014 and July 2015 respectively and the acquisition of DealHub in our Processing segment which was acquired in September 2015.

We experienced an adverse movement in exchange rates period-over-period, which decreased our revenue growth by $7.4 million, or 2.8%. Our revenue currency exposure for the three months ended September 30, 2015 was 71.7% in US dollars, 23.2% in British pounds and 5.1% in other currencies.

Operating expenses

Operating expenses increased by $7.1 million, or 5.0%, to $149.7 million for the three months ended September 30, 2015, from $142.6 million for the three months ended September 30, 2014. As a percentage of revenue, operating expenses increased to 54.0% for the three months ended September 30, 2015, from 52.9% for the three months ended September 30, 2014. This was driven by the decrease in Processing revenue mentioned above, and continued investment in new initiatives.

Personnel costs increased by $1.2 million, or 1.4%, to $87.9 million for the three months ended September 30, 2015, from $86.7 million for the three months ended September 30, 2014. This increase was driven by several factors, including the addition of employees due to acquisitions, continued investment in products to facilitate future growth, and increases in employee compensation levels, partially offset by the impact of favourable movements in foreign exchange rates. Personnel costs as a percentage of total operating expenses decreased to 58.7% for the three months ended September 30, 2015 from 60.8% for the three months ended September 30, 2014.

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Exceptional items

Exceptional items for the three months ended September 30, 2015 were $45.5 million. These pertain to the agreement to settle the consolidated U.S. antitrust class action lawsuit regarding credit derivatives and related markets for $45.0 million and legal advisory fees of $0.5 million associated with the antitrust class action lawsuit as well as the related ongoing antitrust investigations by the U.S. Department of Justice and the European Commission.

Exceptional items for the three months ended September 30, 2014 were $9.4 million. $8.3 million related to an impairment charge following the decision to close the Credit Centre business within the Processing segment, and $1.1 million was due to legal advisory fees for the three months ended September 30, 2014, associated with ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit regarding credit derivatives and related markets.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $123.5 million for the three months ended September 30, 2015 decreased by $3.3 million, or 2.6%, from $126.8 million for the three months ended September 30, 2014. This decrease was driven by the Processing segment, partially offset by increases in the Solutions and Information segments and reflects operating performance as described above. Adjusted EBITDA also includes a $3.5 million loss in the three months ended September 30, 2015 associated with our share of the KYC joint venture, which is included in our Solutions segment. See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted EBITDA to profit for the period from continuing operations.

Adjusted EBITDA margin decreased to 44.9% for the three months ended September 30, 2015, compared to 47.3% for the three months ended September 30, 2014, largely as a result of reduced revenue in the Processing segment and increased public company running costs.

Adjusted Earnings and adjusted earnings per share, diluted

Adjusted Earnings for the three months ended September 30, 2015, reduced $0.5 million, or 0.7%, to $68.2 million from $68.7 million for the three months ended September 30, 2014. This reflects the business performance described above.

See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted Earnings to profit for the period from continuing operations.

Adjusted earnings per share, diluted for the three months ended September 30, 2015 was $0.37, the same as for the three months ended September 30, 2014.

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Table 2: Segmental analysis

	For the three months ended September 30		For the nine months ended September 30
($ in millions, except percent)	2015	2014	2015	2014
Information	126.1	123.4	370.0	363.3
Processing	61.3	72.2	196.2	216.4
Solutions	89.9	74.1	255.7	214.0
Total revenue	277.3	269.7	821.9	793.7
Information	62.3	61.1	179.8	174.9
Processing	31.4	41.9	103.0	120.1
Solutions	30.4	24.1	84.0	68.8
Non-controlling Interest (1)	(0.6)	(0.3)	(1.7)	(0.3)
Total Adjusted EBITDA	123.5	126.8	365.1	363.5
Information	49.4%	49.5%	48.6%	48.1%
Processing	51.2%	58.0%	52.5%	55.5%
Solutions	33.8%	32.5%	32.9%	32.1%
Total Adjusted EBITDA margin (2)	44.9%	47.3%	44.7%	45.9%

(1)	Non-controlling interest above relates to the Adjusted EBITDA impact of businesses not wholly owned by Markit. Non-controlling interest in the Income Statement relates to the profit impact (including tax and amortisation) of businesses not wholly owned by Markit.

(2)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

Table 3: Revenue growth

	For the three months ended September 30, 2015				For the nine months ended September 30, 2015
	Organic	Acquisition related	Foreign currency	Total revenue growth	Organic	Acquisition related	Foreign currency	Total revenue growth
Information	5.1%	-	(2.9)%	2.2%	5.4%	-	(3.6)%	1.8%
Processing	(13.6)%	1.2%	(2.7)%	(15.1)%	(6.1)%	0.4%	(3.6)%	(9.3)%
Solutions	13.1%	10.7%	(2.5)%	21.3%	13.6%	8.2%	(2.3)%	19.5%
Total Markit	2.3%	3.3%	(2.8)%	2.8%	4.5%	2.3%	(3.2)%	3.6%

Segmental analysis for the three months ended September 30, 2015 and September 30, 2014

Information

Revenue in our Information segment increased by $2.7 million, or 2.2%, to $126.1 million for the three months ended September 30, 2015, compared to $123.4 million for the three months ended September 30, 2014. Organic revenue growth was 5.1%. Adverse movements in exchange rates period-over-period offset this growth, reducing Information revenue growth by 2.9%. The revenue increase was largely driven by new business wins within the Pricing and Reference Data and Indices sub-divisions, as well as increased customer assets under management in products benchmarked to our indices.

Adjusted EBITDA in our Information segment increased by $1.2 million, or 2.0%, to $62.3 million for the three months ended September 30, 2015, compared to $61.1 million for the three months ended September 30, 2014.

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This reflects the revenue increase described above, partially offset by continued investment in new initiatives and product development across the segment. Adjusted EBITDA margin was broadly consistent at 49.4% for the three months ended September 30, 2015, compared to 49.5% for the three months ended September 30, 2014.

Processing

Revenue in our Processing segment decreased by $10.9 million, or 15.1%, to $61.3 million for the three months ended September 30, 2015, from $72.2 million for the three months ended September 30, 2014. Organic revenue decreases contributed 13.6%. Adverse movements in exchange rates period-over-period contributed 2.7% to the decrease in revenue. Offsetting this was the acquisition of DealHub in September 2015, which contributed an increase of 1.2% to Processing revenue.

The organic revenue decrease reflects the impact of previously announced price reductions in our derivatives processing product introduced on April 1, 2015 in the rates asset class and reduced volumes in the credit asset class, as well as lower revenues in our loans processing product associated with lower primary loan issuance volumes period over period.

Adjusted EBITDA in our Processing segment decreased by $10.5 million, or 25.1%, to $31.4 million for the three months ended September 30, 2015, compared to $41.9 million for the three months ended September 30, 2014. This decrease was largely attributable to the revenue decrease described above. Adjusted EBITDA margin decreased to 51.2% for the three months ended September 30, 2015, from 58.0% for the three months ended September 30, 2014.

Solutions

Revenue in our Solutions segment increased by $15.8 million, or 21.3%, to $89.9 million for the three months ended September 30, 2015, from $74.1 million for the three months ended September 30, 2014. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services sub-divisions, in addition to the acquisitions of thinkFolio, Tax Solutions and Information Mosaic in January 2014, July 2014 and July 2015 respectively.

Constant currency revenue growth was 23.8%. Organic revenue growth contributed 13.1%. Acquisitions contributed 10.7% to revenue, as a result of the acquisitions of thinkFolio, Tax Solutions and Information Mosaic. Adverse movements in exchange rates period-over-period reduced Solutions revenue by 2.5%.

Adjusted EBITDA in our Solutions segment increased by $6.3 million, or 26.1%, to $30.4 million for the three months ended September 30, 2015, from $24.1 million for the three months ended September 30, 2014. This increase was a result of the revenue growth described above, offset by investment in new product offerings in the Managed Services sub-division, including Markit’s share of the Adjusted EBITDA loss associated with the KYC joint venture established in 2014. Adjusted EBITDA margin increased to 33.8% for the three months ended September 30, 2015, from 32.5% for the three months ended September 30, 2014.

Webcast and conference call information

Markit’s management will host a conference call at 8.30am EST today to review and discuss the company’s results. The live audio webcast, press release and accompanying financial information can be accessed on Markit’s investor relations website: http://www.markit.com/Company/Investors-Events-And-Presentations or by dialling +1 888 771 4371 (US toll free) or +1 847 585 4405 (outside US). The conference ID for the call is 40783572. A replay of the webcast will be available through the above link following the conference call.

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Note on IFRS reporting standards

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). We have made rounding adjustments to some of the figures included in this press release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Use of Non-IFRS financial measures

Non-IFRS results are presented only as a supplement to our financial statements based on IFRS. Non-IFRS financial information is provided to enhance understanding of our financial performance, but none of these non-IFRS financial measures are recognised terms under IFRS and non-IFRS measures should not be considered in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS. Definitions and reconciliations of non-IFRS measures to the most directly comparable IFRS measures are provided within the schedules attached to this release.

We use non-IFRS measures in our operational and financial decision making, as we believe that it is useful to exclude certain items in order to focus on what we regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-IFRS measures which are also used to prepare strategic plans and annual budgets and review management compensation. We also believe that investors may find non-IFRS financial measures useful for the same reasons, although investors are cautioned that non-IFRS financial measures are not a substitute for IFRS disclosures.

Non-IFRS measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present non-IFRS measures when reporting their results. Non-IFRS measures have limitations as an analytical tool. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Non-IFRS measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Markit expects, believes or anticipates will or may occur in the future are forward-looking statements. Markit’s estimates and forward-looking statements are mainly based on its current expectations and estimates of future events and trends, which affect or may affect its businesses and operations. Although Markit believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to Markit. When used in this press release, the words “anticipate,” “believe,” “could,” “intend,” “expect,” “estimate,” “should,” “plan,” “will” or other similar words are intended to identify forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Markit, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Further information on such assumptions, risks and uncertainties is available in Markit’s filings with the US Securities and Exchange Commission, including its annual report on Form 20-F. Markit undertakes no obligation and does not intend to update or correct these forward-looking statements to reflect events or circumstances occurring after the date of this press release, except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

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Media enquiries, please contact:	Investor enquiries, please contact:

Teresa Chick	Matthew Kolby
Markit	Markit
Telephone: +44 (0)20 7260 2094	Telephone: +1 646 679 3140
Email: teresa.chick@markit.com	Email: matthew.kolby@markit.com

Ed Canaday	James Arestia
Markit	Markit
Telephone: +1 646 679 3031	Telephone: +1 646 679 3230
Email: ed.canaday@markit.com	Email: james.arestia@markit.com

Notes to Editors

About Markit

Markit is a leading global provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 4,000 people in 11 countries. Markit shares are listed on Nasdaq under the symbol MRKT. For more information, please see www.markit.com.

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Markit Ltd.

Consolidated income statement (unaudited)

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
	$’m	$’m	$’m	$’m

Revenue	277.3	269.7	821.9	793.7

Operating expenses	(149.7)	(142.6)	(445.0)	(429.9)
Exceptional items	(45.5)	(9.4)	(48.7)	(51.8)
Acquisition related items	(2.2)	16.0	(2.2)	11.0
Amortisation – acquisition related	(16.5)	(15.0)	(45.3)	(43.3)
Depreciation and amortisation – other	(26.9)	(25.1)	(78.2)	(71.9)
Share based compensation and related items	(17.6)	(0.7)	(36.2)	(6.8)
Other gains/(losses) – net	1.0	2.4	9.1	(3.0)

Operating profit	19.9	95.3	175.4	198.0

Finance costs – net	(3.9)	(4.5)	(11.7)	(12.8)
Share of results from joint venture	(2.8)	-	(8.1)	-

Profit before income tax	13.2	90.8	155.6	185.2

Income tax expense	(6.7)	(11.6)	(50.1)	(36.8)

Profit for the period	6.5	79.2	105.5	148.4

Profit attributable to:
Owners of the parent	6.7	80.3	106.0	149.5
Non-controlling interests	(0.2)	(1.1)	(0.5)	(1.1)

	6.5	79.2	105.5	148.4

	$	$	$	$
Earnings per share, basic	0.04	0.45	0.59	0.84
Earnings per share, diluted	0.04	0.43	0.56	0.81

There were no discontinued operations for either period presented.

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Consolidated Balance Sheet (Unaudited)

	September 30, 2015	December 31, 2014
Assets	$’m	$’m
Non-current assets
Property, plant and equipment	49.7	56.5
Intangible assets	2,901.6	2,823.3
Deferred income tax assets	1.3	4.2
Derivative financial instrument	0.4	0.9
Investment in joint venture	11.4	1.1

Total non-current assets	2,964.4	2,886.0

Current assets
Trade and other receivables	255.1	288.8
Derivative financial instruments	4.8	7.1
Current income tax receivables	4.0	0.4
Cash and cash equivalents	283.6	117.7

Total current assets	547.5	414.0

Total assets	3,511.9	3,300.0

Equity
Capital and reserves
Common shares	1.8	1.8
Share premium	288.5	456.8
Other reserves	(97.5)	(75.2)
Retained earnings	2,009.1	1,850.6

Equity attributable to owners of the parent	2,201.9	2,234.0
Non-controlling interest	36.1	36.6

Total equity	2,238.0	2,270.6

Liabilities
Non-current liabilities
Borrowings	560.2	349.2
Trade and other payables	158.3	143.1
Derivative financial instruments	-	0.6
Deferred income tax liabilities	28.0	30.2

Total non-current liabilities	746.5	523.1

Current liabilities
Borrowings	86.4	86.4
Trade and other payables	242.6	203.7
Deferred income	196.9	194.2
Current income tax liabilities	-	19.7
Derivative financial instruments	1.5	2.3

Total current liabilities	527.4	506.3

Total liabilities	1,273.9	1,029.4

Total equity and liabilities	3,511.9	3,300.0

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Consolidated Statement Of Cash Flows (Unaudited)

	Nine months ended September 30, 2015	Nine months ended September 30, 2014
	$’m	$’m
Profit before income tax	155.6	185.2
Adjustment for:
Amortisation – acquisition related	45.3	43.3
Depreciation and amortisation – other	78.2	71.9
Impairment of assets	-	8.3
Fair value gains on contingent consideration	-	(15.6)
Fair value gains on derivative financial instruments	(0.1)	-
Share based compensation	27.4	14.1
Finance costs – net	11.7	12.8
Share of results from joint venture	8.1	-
Foreign exchange (losses)/gains and other non-cash charges in operating activities	(0.8)	2.4
Changes in working capital:
Decrease/(increase) in trade and other receivables	35.9	(51.7)
Increase in trade and other payables	25.8	8.1

Cash generated from operations	387.1	278.8

Cash flows from operating activities
Cash generated from operations	387.1	278.8
Interest paid	(4.4)	(5.2)
Income tax paid	(49.6)	(35.0)

Net cash generated from operating activities	333.1	238.6

Cash flows from investing activities
Disposal of subsidiaries, net of cash disposed	-	(1.4)
Acquisition of subsidiaries, net of cash acquired	(100.2)	(127.2)
Purchases of property, plant and equipment	(12.0)	(18.4)
Purchases of intangible assets	(76.4)	(69.6)
Settlement of contingent consideration	(1.6)	-
Investment in joint venture	(21.0)	-
Interest received	0.1	0.1

Net cash used in investing activities	(211.1)	(216.5)

Cash flows from financing activities
Proceeds from issuance of common shares	189.7	56.8
Share buy back	(416.7)	(77.8)
Proceeds from borrowings	470.0	100.0
Repayments of borrowings	(198.0)	(90.0)
Prepaid facility fees	-	(4.1)

Net cash generated from/(used in) financing activities	45.0	(15.1)

Net increase in cash and cash equivalents	167.0	7.0

Cash and cash equivalents at beginning of period	117.7	75.3
Net increase in cash and cash equivalents	167.0	7.0
Exchange losses on cash and cash equivalents	(1.1)	(1.2)

Cash and cash equivalents at end of period	283.6	81.1

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Reconciliation to Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2015	2014	2015	2014
Profit for the period	6.5	79.2	105.5	148.4
Income tax expense	6.7	11.6	50.1	36.8
Finance costs – net	3.9	4.5	11.7	12.8
Depreciation and amortisation – other	26.9	25.1	78.2	71.9
Amortisation – acquisition related	16.5	15.0	45.3	43.3
Acquisition related items	2.2	(16.0)	2.2	(11.0)
Exceptional items	45.5	9.4	48.7	51.8
Share based compensation and related items	17.6	0.7	36.2	6.8
Other (gains) / losses – net	(1.0)	(2.4)	(9.1)	3.0
Share of results from joint venture not attributable to Adjusted EBITDA	(0.7)	-	(2.0)	-
Adjusted EBITDA attributable to non-controlling interests	(0.6)	(0.3)	(1.7)	(0.3)
Adjusted EBITDA	123.5	126.8	365.1	363.5

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Reconciliation to Non-IFRS Financial Measures

Adjusted Earnings and adjusted earnings per share, diluted:

Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share based compensation and related items, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests.

In addition we use Adjusted Earnings for the purposes of calculating diluted Adjusted earnings per share.

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2015	2014	2015	2014
Profit for the period	6.5	79.2	105.5	148.4
Amortisation – acquisition related	16.5	15.0	45.3	43.3
Acquisition related items	2.2	(16.0)	2.2	(11.0)
Exceptional items	45.5	9.4	48.7	51.8
Share based compensation and related items	17.6	0.7	36.2	6.8
Other (gains) / losses – net	(1.0)	(2.4)	(9.1)	3.0
Unwind of discount (1)	2.2	2.9	7.0	7.8
Tax effect of above adjustments	(20.7)	(20.4)	(29.0)	(40.5)
Adjusted Earnings attributable to non-controlling interests	(0.6)	0.3	(1.7)	0.3
Adjusted Earnings	68.2	68.7	205.1	209.9

(1)	Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.

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